

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au



12 July 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549



SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary

PROCESSED
JUL 25 2005
THOMSON FINANCIAL





Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

1 July 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

AMENDED APPENDIX 3B

Please find attached an amended Appendix 3B correcting the number of Ordinary Shares quoted on the ASX (Part 1, item 8 on page 2) to read 1,594,269,933 in lieu of 1,594,268,556 stated in the Appendix 3B lodged on Tuesday, 28 June 2005.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attached: 8 pages

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	67,543
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by each holder, ie $4 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,594,269,933	Ordinary
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	918,039	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 28 June 2005
(Group Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	67,543
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by each holder, ie $4 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,594,268,556	Ordinary
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	918,039	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 28 June 2005
(Group Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

+ See chapter 19 for defined terms.

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

22 June 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

Presentation to UBS FIG Conference – Sydney 22 June 2005

The attached presentation will be given at an investor conference in Sydney today.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (pages)


NRMA
INSURANCE


SGIC


IAG
Insurance
Australia
Group

Insurance Australia Group Limited

Presentation to UBS FIG Conference

George Venardos, Chief Financial Officer

Sydney, 22 June 2005


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INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


Insurance Australia Group Limited
ABN 60 090 739 923

Important information



IAG
Insurance
Australia
Group

The information in this presentation is an overview and does not contain all information necessary to an investment decision.

The information contained in this presentation and accompanying materials has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation. To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation. In making an investment decision, investors must rely on their own examination of IAG, including the merits and risks involved. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.

This presentation is not a prospectus nor an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person, as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States, or to or for the account of any U.S. person (as defined in Regulation S under the U.S. Securities Act), unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.

All amounts are presented in Australian dollars.



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INSURANCE



SGIO



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STATE



Outline of presentation

IAG
Insurance
Australia
Group

- IAG's risk management framework
  - Overview of framework and structures
- Key tools in managing risk
  - ALCo
    - Examples of risk reduction actions in FY05
  - UPPCo
  - Aligning our people

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

IAG's risk management framework


IAG
Insurance
Australia
Group


Capital management
Underwriting / Reserving
Claims management
Liquidity
Investments & Derivatives
Reinsurance
Credit Quality
Operational
Corporate & Strategic
Governance Framework


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE


Governance structure the framework


IAG
Insurance
Australia
Group

External Stakeholders
- Customers
- Shareholders
- Community
- Regulators

Board
- IAG Board
- Nomination, Remuneration & Sustainability Committee
- IAG Audit Committee
- IAG Risk Management & Compliance Committee (RMCC)
- Subsidiary Boards

Management Committees
- Operational Review Meeting (ORM)
- Underwriting & Pricing Policy Committee (UPPCo)
- Asset & Liability Committee (ALCo)
- Reputation Committee (RepCo)
- Asia Management Advisory Council (AMAC)

Oversight roles
- CEO & Executive Team
- Chief Financial Officer
- Chief Risk Officer & Group Actuary
- Corporate Treasurer
- Group Risk & Compliance
- BU Risk & Compliance Managers
- Group Legal
- External / Approved Auditor
- Consulting Actuaries


NRMA INSURANCE
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SGIC
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swann insurance
STATE

ALCo addresses the Group's capital management


IAG
Insurance
Australia
Group

Too little capital

means the company runs the risk of being put out of business due to a random adverse event (eg. Catastrophe losses, poor equity market returns, etc.)

Too much capital

means that profit margins will be insufficient to generate an adequate return on that capital for shareholders.



- Review of DFA (dynamic financial analysis) inputs and outputs
- MCR (minimum capital requirement) multiples and expectations
- Ratings
- Strategic asset allocation and mandates
- Capital/funding structure and initiatives
- Dividends – policy and its application
- Reinsurance – Links with UPPCo
- Credit and liquidity monitoring


Capital management
Corporate & Strategic
ALCo
Liquidity
Credit Quality
Reinsurance
Investments & Derivatives

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE N4

Examples of risk reduction actions during FY05


IAG
Insurance
Australia
Group

- Issued $550m of contingent capital with consequent reduction in benchmark MCR multiple necessary to sustain economic capital
- Reduced equity exposure – use of enhanced cash mandate for capital above benchmark multiple
- Further diversification of alpha from introduction of more managers and asset classes
- Increased reinsurance protections and credit quality


Group MCR Multiple (times)
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
1.62x
1.90x
1.75x
2.17x
1.85x
2H03
1H04
2H04
1H05
Impact of RES on MCR multiple if exchanged brings the MCR to 2.17x
Revised benchmark MCR from 1.60x to 1.55x
T1 Non-hybrid capital
Hybrid
T2
RES
$3,500m
$2,500m
$2,000m
$200m
$100m
1st event
2nd event
3rd event
4th event
EQ only NZ
All perils: ex NZ EQ
1st event layers split:
a) 70% NZ EQ, no reinstatement
b) All perils, ex NZ EQ, 1 (free) reinstatement
All perils: Aus & NZ
1,800m xs 200m
All: 25m xs 75m
All: 25m xs 50m
Aggregate cover: 150m xs 100m









UPPCo considers business mix & pricing & products


Underwriting / Reserving


IAG
Insurance Australia Group


Motor
Home
Health
Other Short-tail
Short-tail Commercial
Liability
CTP/Motor liability
Workers' Comp
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
1H05 Annualised

Group business mix – also review geographical mix & accumulation

- Premium mix is just one aspect that UPPCo consider – not just by product but by customer type and location
- Rating strength considered for each as well as competitive environment


Corporate
>$100k Premium
9.6%
Small:
< $5k Premium
49.6%
Medium:
$5-100k Premium
40.8%

Commercial business mix


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Alignment of our people to the risk framework


IAG
Insurance
Australia
Group

- Risk assessment and management plans and responsibilities incorporated in
  - Business plans
  - Individual position descriptions & performance plans
  - Project plans
- Remuneration and retention
  - Hurdles on timely identification & correction of risk issues
  - Risk indices identified by manager from employee surveys
- Reporting
  - Structured sign-off on-line to provide necessary clearance and support for CEO & CFO declarations
  - Group Risk Assurance services
  - On-line breach reporting
  - Action Line


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STATE


Conclusion


IAG
Insurance
Australia
Group


Capital management
Underwriting / Reserving
Claims management
Liquidity
Investments & Derivatives
Reinsurance
Credit Quality
Operational
Corporate & Strategic
Governance Framework

- Risk management is key to what we do
- We have an integrated view of risk and strong frameworks in place to support it
- We are aware of the additional risk that overseas expansion brings and have processes in place to manage this


NRMA
INSURANCE

SGIO

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Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

20 June 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

CLOSING DATE FOR RECEIPT OF NOMINATIONS FOR ELECTION OF DIRECTORS AT THE 2005 ANNUAL GENERAL MEETING

The Annual General Meeting of Insurance Australia Group Limited will be held on Wednesday, 9 November 2005.

The company has sought and received a waiver from Listing Rule 14.3 whereby it has been allowed to close nominations for election of directors 45 business days before the Annual General Meeting, rather than the standard 35 days.

The basis for granting of the waiver was the exceptionally large number of security holders on the company's register which provides great practical difficulty in both complying with Listing Rule 14.3 and ensuring that the notice of meeting is sent to each security holder within the prescribed period due to the process of preparing and mailing out notices for such a large register.

In accordance with the waiver from Listing Rule 14.3, the closing date for receipt of nominations for election as directors at the 2005 Annual General Meeting will be 7 September 2005.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations


NRMA
INSURANCE
SGIO

SGIC
CGU swann insurance STATE NZI